August 10, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Larry Spirgel
Joan Collopy
Elizabeth Sandoe
Lisa Etheredge
Robert Littlepage

Re:	Palantir Technologies Inc.
Draft Registration Statement on Form S-1
Submitted July 6, 2020
CIK No. 0001321655
Amendment 1 to Draft Registration Statement on Form S-1
Submitted July 22, 2020
CIK No. 0001321655

Ladies and Gentlemen:

On behalf of our client, Palantir Technologies Inc. (“Palantir” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 31, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on July 22, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on July 22, 2020), all page references herein correspond to the page of Amendment No. 2.

Securities and Exchange Commission

August 10, 2020

Cover Page

1.

We note that the company is party to a voting agreement with certain holders of your capital stock including Messrs. Karp, Cohen and Thiel. Please clarify whether the company will be a “controlled company” under the definition of the applicable listing exchange after the offering and provide disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.

The Company respectfully advises the Staff that the Company is continuing to consider its public company governance structure that will be put into place in connection with the public listing. If the Company determines that it will be a “controlled company,” the Company will provide disclosure regarding this determination on the cover page as well as in the prospectus summary and risk factors sections in a subsequent submission.

Prospectus Summary, page 1

2.	Please add disclosure regarding the redemptions of the Series H preferred stock.

The Company respectfully advises the Staff that the redemption of the Series H preferred stock was a one-time discrete payment that occurred in 2019, and the Company has not received any further requests for redemption. The Company further advises the Staff that it expects that the Series H preferred stock will be converted into Class B common stock in connection with the public listing, and as a result, the redemption right will be terminated. The Company believes that the prior redemption of the Series H preferred stock is not material to an understanding of the Company’s business and highlighting the redemptions in the Prospectus Summary might confuse investors as the redemption feature of the Series H preferred stock will not be a continuing obligation of the Company following the direct listing.

Competitive Strengths, page 6

3.

We note your disclosure that your top twenty customers have been with you for an average of 6.6 years. For context, please disclose the average length of time your top three customers, which accounted for 28% of your revenue in 2019, have been with you.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 16 of Amendment No. 2 to disclose the average length of time that its top three customers have been with the Company. The Company respectfully advises the Staff that it does not believe disclosure of its top three customers is necessary in the competitive strengths section because it does not use this metric to manage the Company’s operations and the Company does not believe it is material to an investor’s understanding of the business. In evaluating the strength of its strategic relationships, the Company focuses on the performance of its top twenty customers, including average revenue and tenure for such customers. The Company’s management does not actively track its top three customers to evaluate the strength of its strategic relationships. The Company included limited disclosure about its top three customers in the risk

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August 10, 2020

factor section to help illustrate how a limited number of customers can account for a substantial portion of its revenue, but it does not use this metric for any other purpose and does not believe it is necessary to include it elsewhere in the Registration Statement.

Risk Factors Summary, page 7

4.	Please clarify your statement that a limited number of customers account for a substantial portion of your revenue to disclose that three customers accounted for 28% of your revenue in 2019.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as discussed in the Company’s response to comment 3, it does not believe that disclosure of its top three customers is material to an investor’s understanding of the Company’s business. The Company included limited disclosure about its top three customers in the risk factor section to help illustrate how a limited number of customers can account for a substantial portion of revenue but does not believe it is necessary to include such disclosure in the prospectus summary.

Risk Factors

Risks Related to Our Business and Industry

The recent global COVID-19 outbreak..., page 34

5.	Please provide examples of the negative headwinds you reference in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Amendment No. 2 to further describe the impact of the COVID-19 pandemic. The Company supplementally advises the Staff that the Company has not observed a materially negative impact from the effects of the ongoing COVID-19 pandemic on its business and results of operations.

We have contracts with governments..., page 39

6.	Please quantify the portion of your revenues that are subject to security restrictions.

The Company respectfully advises the Staff that the revenue that is generated from programs with governments and government agencies that are subject to security restrictions is not a meaningful metric as the business risks associated with classified programs historically have not differed materially from those of the Company’s other government contracts. Additionally, the Company’s processes addressing the financial reporting of classified programs are consistent with the Company’s processes for its non-classified programs. The Company further advises the Staff that it has revised the disclosure on page 41 of Amendment No. 2 to clarify that the business risks associated with the Company’s classified programs are not materially different than those of the Company’s other government contracts.

Securities and Exchange Commission

August 10, 2020

Our debt agreements contain restrictions..., page 55

7.	Please clarify the extent to which your credit facility is secured by substantially all of your assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 2 to clarify that the Company’s credit facility is secured by substantially all of the Company’s assets.

Risks Related to Ownership of Our Common Stock

Delaware law and provisions in our amended and restated certificate of incorporation..., page 67

8.

Please clarify your statement that your executive officers and directors will have the ability to significantly influence the outcome of matters requiring shareholder approval to disclose that they will have the ability to control the outcome of these matters.

The Company respectfully advises the Staff that, as noted above, the Company is continuing to consider its public company governance structure that will be put into place in connection with its public listing. To the extent applicable, the Company will clarify that its executive officers and directors will have the ability to control the outcome of matters requiring shareholder approval in a subsequent submission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 79

9.

Your risk factor disclosure on page 14 identifies the importance of existing customers renewing their contracts with you. Please disclose your retention rates for the periods presented and discuss any trends in retention rates for your services.

The Company respectfully advises the Staff that the Company’s management tracks customer retention by looking at revenue growth of customer accounts as they move through the Company’s three-phase business model as described on pages 86 to 88. In response to the Staff’s comment, the Company has added additional disclosure on pages 86, 87, and 88 to show the revenue generated in the first half of 2020 by cohorts of customers that were in each of the three phases in 2019. The Company believes that this approach is more appropriate as the addition or loss of a single customer, which in some cases may only account for nominal revenue, is less meaningful than analyzing the revenue growth of customer accounts from period to period. The Company manages the business by analyzing the contribution margin and revenue that its customers generate in subsequent years, and these metrics take into account a broad range of factors such as the renewal and termination of contracts as well as increased or reduced customer spend, which helps investors understand the Company’s ability to increase revenue across its customer base.

Securities and Exchange Commission

August 10, 2020

10.

Please disclose the number of customers and average revenue from your top twenty customers for the periods presented and tell us whether your customer count includes customers in the acquire phase from whom you have yet to generate revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 2 to disclose the number of customers and average revenue from the Company’s top twenty customers for the periods presented. In addition, the Company has revised the disclosure on page 84 of Amendment No. 2 to disclose how it defines a customer. As disclosed, the Company defines a customer as an organization from which the Company has recognized revenue in a reporting period. As a result, organizations in the Acquire phase with zero dollars of revenue are not included in the Company’s customer number.

Our Business Model, page 80

11.	Please revise to address the following:

•	Quantify the amount of customer acquisition and expansion related expenses recorded within cost of revenue and within sales and marketing expense;

•	Describe the criteria used to determine where costs for the acquire phase and the expand phase should be recorded in your Statement of Operations; and

•	Quantify the number of customers according to their phase (acquire, expand and scale) as of the most recent period end.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of Amendment No. 2 to disclose the Company’s contribution margin across each of its three phases, which reflects the impact of sales and marketing expense and cost of revenue and provides a measure of the overall efficiency of the Company’s operations over time. The Company’s management actively monitors contribution margin across each of its three phases and believes it is a more meaningful measure to understand the Company’s business than individual expense items.

The Company further advises the Staff that on a U.S. GAAP basis, the Company allocates its direct and indirect costs based on the activities which its people perform, regardless of the customer account they are working on or the respective designated phase of that customer account. Direct costs such as salaries, stock-based compensation expense, and travel are directly allocated to a person, while other indirect overhead expenses are allocated to a person as a percent of headcount. Such direct and indirect cost are then allocated to the Statement of Operations financial statement line items based on the roles and functions that person is performing. For example, activities related to the execution of customer pilots or upsell activities (activities performed prior to the customer entering into a paid contract) are classified as sales and marketing, while activities to deliver the Company’s O&M services or other professional services are classified as cost of revenue. A role that does more than one activity will have a proportionate allocation of expenses to such activities. In addition, there are some costs that are directly attributable to a contract or

Securities and Exchange Commission

August 10, 2020

Company function that are allocated to the financial statement line item based on the account or engagement to which they pertain. For example, cloud hosting fees specific to a customer account are classified as cost of revenue or sales and marketing expense for a pilot.

Once the Company has determined the classification of its costs in its Consolidated Statement of Operations, as presented under U.S. GAAP, the Company then determines its non-GAAP contribution margin by customer. To calculate the contribution margin by customer, the Company allocates the aggregate sales and marketing and cost of revenue expenses in the Consolidated Statement of Operations to a person, primarily as a percent of headcount, and then to an account proportionate to the percent of a person’s time spent on the account during the period. Based on the account’s revenue and contribution margin for the year, the Company subsequently categorizes each customer account into one of the three phases.

The Company does not manage or track its customer accounts or personnel based on the allocation of such expenses between cost of revenue or sales and marketing functions, but instead it makes resource allocation decisions based on the staffing needs of the account as a whole.

The Company further advises the Staff that the Company does not manage its business based on the number of customers in each of its three phases. Given the fluidity of movement by customers back and forth through the three phases, the number of customers is less meaningful than the contribution margin or revenue generated from those customers in the current and subsequent periods, as well as the aggregate number of customers across all phases in the Company’s business model.

12.

Based upon your Non-GAAP disclosures on page 170, it appears that contribution margin includes all sales and marketing expenses except stock-based compensation. Additionally, your draft disclosures on page 81 suggest that you are able to calculate contribution margin at the customer level. Please revise to explain how you allocate general sales and marketing expenses to contribution margin at the customer level.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of Amendment No. 2 to disclose the Company’s contribution margin across each of its three phases. As discussed in Comment 11, contribution margin reflects the impact of sales and marketing expense and cost of revenue and provides a measure of the overall efficiency of the Company’s operations over time. The Company’s management monitors contribution margin across each of its three phases and believes it is a more meaningful measure to understand the Company’s business than individual expense items. The Company does not manage or track its customer accounts or personnel based on the allocation of such expenses between cost of revenue or sales and marketing functions, but instead it makes resource allocation decisions based on the staffing needs of the account as a whole.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significant Impacts of Stock-Based Compensation, page 94

Securities and Exchange Commission

August 10, 2020

13.

Due to the significant amount of stock-based compensation that will be recognized once the RSUs performance condition is met (i.e. upon a completion of a public listing), please move this disclosure to a more prominent position within your MD&A. For example, it could be disclosed as part of the results of operations on page 84 as a matter that could materially impact future operating performance trends or part of your discussion about key factors affecting performance on page 81. Please also revise to disclose any material assumptions used in calculating the additional stock-based compensation expense figure.

In response to the Staff’s comment, the Company has moved the disclosure regarding the significant impacts of stock-based compensation to page 94 in Amendment No. 2, immediately prior to “Components of Results of Operations.” The Company respectfully advises the Staff that there are no additional material assumptions used in calculating the additional stock-based compensation expense figure other than those that have been disclosed in Amendment No. 2.

Business, page 100

14.

We note that one of your commercial customers represented 15% and 12% of total revenue in 2018 and 2019, respectively. Please identify this customer and disclose the material terms of your agreement with this customer. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company respectfully advises the Staff that the loss of the Company’s commercial customer that represented 15% and 12% of its total revenue in 2018 and 2019, respectively, would not have a material adverse effect on the Company. The Company does not expect this commercial customer to represent greater than 10% of its revenue in 2020, and due to the significant revenue generated from the Company’s top 20 customers, customers that represent more than 10% of total revenue are likely to vary from period to period. For example, the Company has revised its disclosure on page 85 of Amendment No. 2 to disclose that, for the six months ended June 30, 2020, two separate customers represented 10% of total revenue in that period. As a result, the Company does not believe that disclosure of the identity of this commercial customer is necessary or material to an investor’s understanding of the Company’s business.

Market Opportunity, page 116

15.	Please disclose the third-party industry sources cited in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of Amendment No. 2 to disclose the third-party industry sources cited in this section.

Management, page 130

16.	Please provide the information required by Item 407 of Regulation S-K with respect to your audit committee, nominating committee and compensation committee.

Securities and Exchange Commission

August 10, 2020

The Company respectfully advises the Staff that, as noted above, the Company is continuing to consider its public company governance structure that will be put into place in connection with the direct listing. As a result, the Company will disclose the committee information required under Item 407 of Regulation S-K in a subsequent submission.

Certain Relationships and Related Party Transactions

Voting Agreement, page 146

17.

Please revise to describe all matters for which the parties to the voting agreement have agreed to vote their shares. Also, file the voting agreement and the agreement with Piazza Technologies Inc. as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that, as noted above, the Company is continuing to consider its public company governance structure that will be put in place in connection with the public listing. To the extent that the voting agreement remains and is not terminated in connection with the public listing, the Company will describe the matters for which the parties to the voting agreement have agreed to vote their shares and file the voting agreement as an exhibit in a subsequent submission.

The Company further advises the Staff that the contract with Piazza Technologies Inc., although a related party transaction, is a commercial arrangement that has been entered into in the ordinary course of business and is immaterial in terms of both amount and significance. The existence of the agreement, the nature of the agreement (i.e., a license for Piazza’s online recruiting platform) and the annual payments made to Piazza are all adequately disclosed to potential investors. Accordingly, the Company submits that filing this agreement would not provide any material or meaningful information to investors beyond the disclosure included in the Registration Statement. Furthermore, the Company believes that filing such agreement may give the misleading perception that the Company’s business is substantially dependent on this agreement.

Plan of Distribution, page 167

18.

We note that the performance-based vesting condition for your outstanding RSUs includes a public listing and the disclosure on page 150 that the public listing will result in “the vesting and settlement” of a certain number of RSUs. Please advise as to any coordination with these RSU holders to facilitate the sale of the underlying stock on Day 1 of your public listing.

The Company respectfully advises the Staff that in order to fund the tax withholding and remittance obligations arising in connection with the RSUs that will vest and settle in connection with the public listing, such RSU holders may sell a portion of such shares into the market on the first trading day. The Company will not coordinate with individual RSU holders to facilitate these sales. Morgan Stanley & Co. LLC (“Morgan Stanley”) operates a separate stock plan administration firm, Shareworks, which manages the stock plan for the Company. Shareworks may, on the direction of the RSU holders and without direction

Securities and Exchange Commission

August 10, 2020

by the Company, engage in ordinary secondary market sales through Morgan Stanley Smith Barney LLC, an affiliate of Morgan Stanley, which is acting as our financial advisor. Such sales may be conducted to meet tax obligations. Some of these sales may be effected pursuant to the Registration Statement once effective and after the Company’s Class A common stock has been listed and begins trading on the NYSE.

Non-GAAP Financial Measure, page 170

19.

Since you identify contribution margin as a key business and non-GAAP measure on page 11 and elsewhere, please revise to move this reconciliation to a more prominent position within the filing. For example, consider disclosing this information as part of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 79.

In response to the Staff’s comment, the Company has moved the Non-GAAP reconciliations to pages 91 to 93 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in Amendment No. 2.

Audited Consolidated Financial Statements

2. Significant Accounting Policies, page F-10

20.	Please revise to disclose your accounting policies for sales and marketing expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of Amendment No. 2 to disclose the Company’s accounting policy for sales and marketing expenses.

21.

Please disclose your accounting policies with respect to incremental costs of obtaining a contract with a customer and costs incurred to fulfill a contract with a customer, and advise us. Refer to the guidance in ASC 340-40.

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of Amendment No. 2 to disclose Company’s accounting policies with respect to incremental costs of obtaining a contract with a customer and costs incurred to fulfill a contract with a customer.

8. Commitments and Contingencies

Contingent Compensation, page F-30

22.

We note that an IPO is an event that could trigger a payment under the retention plan. Please confirm, if true, that a direct listing is not considered an event that could trigger payments under the retention plan.

Securities and Exchange Commission

August 10, 2020

The Company respectfully advises the Staff that the Company has terminated the retention plan. The Company has disclosed the termination of the retention plan on pages F-35 and F-57 of Amendment No. 2.

General

23.

Please supplementally provide us with copies of all written communications, as defined inRule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

24.	We note that you have not provided the location/address of your principal place of business anywhere in the filing. Please advise.

The Company respectfully advises the Staff that it is in the process of moving its headquarters to Denver, Colorado. The Company has revised the disclosure in Amendment No. 2 to provide the location/address of its principal place of business.

25.

Please clarify whether the “brokerage transactions” referenced on the cover page are intended to be effected solely in accordance with the representations and terms set forth in the Spotify Technology N.A. no-action letter (Mar. 23, 2018) (the “Spotify Letter”) or otherwise consistent with Regulation M – i.e., ordinary brokerage transactions made into an “independent market” (one not dominated or controlled by the Company/financial advisors/Registered Stockholders., and without the presence of any special selling efforts or selling methods) on the NYSE at prevailing market prices.

The Company respectfully advises the Staff that the “brokerage transactions” referenced on the cover page are intended to be effected solely in accordance with the representations and terms set forth in the Spotify Letter or otherwise consistent with Regulation M. In particular, the brokerage transactions will be ordinary brokerage transactions made into an “independent market” (i.e. one not dominated or controlled by the Company, the financial advisor, the Registered Shareholders, or their respective affiliated purchasers, and without any special selling efforts or any involvement or facilitation by or coordination between the Company, the financial advisor, the Registered Shareholders, or their respective affiliated purchasers, with the exception of maintaining the Form S-1’s effectiveness and the potential establishment of the brokerage

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August 10, 2020

accounts for interested Registered Shareholders, as described in Comment 18) on the NYSE at prevailing market prices. In response to the Staff’s comment, the Company has revised the disclosure on page 208 of Amendment No. 2 to remove the reference to the potential for excessive compensation to brokers.

26.

Please consider either revising or deleting the statement on page 60, which currently reads, “Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain or affect the public price of our Class A common stock on the NYSE immediately after the listing” as it implies an intent to engage in unlawful price manipulation.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 2 to remove the referenced statement.

27.

Please note that any possible selling activity by the Registered Stockholders where there is excessive compensation (i.e., “...or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved” as stated on page 168) to be paid to broker-dealers to facilitate such selling would appear to be inconsistent with the second bullet point representation set forth in the Spotify Letter, i.e., the requirement that the ordinary brokerage transactions by the Registered Shareholders be made into an “independent market” (i.e., one not dominated or controlled by the Company/financial advisors/Registered Stockholders, and without the presence of any special selling efforts/selling methods). Please revise accordingly or, alternatively, explain how the Company/financial advisors/Registered Stockholders intend to comply with the trading restrictions in Regulation M in light of their inability to rely on the Spotify Letter.

In response to the Staff’s comment, the Company has revised the disclosure on page 208 of Amendment No. 2 to remove the reference to the potential for excessive compensation to brokers.

28.

Please specify when (i.e., the timing/number of days before the Opening Time) the Company and its financial advisors intend to engage in the investor-related/roadshow-like activities that are described on page 61 of the prospectus.

The Company respectfully advises the Staff that it intends to hold one investor day and other meetings following the investor day after the Registration Statement is publicly filed but before the Registration Statement is declared effective. After the Registration Statement is declared effective, the Company is currently considering hosting a publicly accessible conference call to discuss its financial outlook for certain periods and may hold additional meetings with investors. Furthermore, in accordance with the Spotify NAL, the financial advisor will not further assist the Company in the planning of, or actively participate in, investor meetings. The financial advisor will attend the investor day, which will be publicly available. The Company further advises the Staff that, in accordance with the Spotify Letter and Regulation M, it will cease all marketing and investor education activities and observe a restricted period commencing on the fifth business day prior to the determination by the DMM of the opening trading price of the Company’s Class A common stock on the NYSE.

Securities and Exchange Commission

August 10, 2020

29.

Please explain whether the sentence on page 61 of the prospectus, which currently reads, “Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market,” is intended to refer to and be consistent with the representations/conditions set forth in the Spotify Letter. If the Company/financial advisor (Morgan Stanley)/Registered Stockholders, etc. intend to rely on the Spotify Letter, please explain how the disclosure, for example, on page 167 in the Plan of Distribution section (fourth paragraph), which currently reads, “Morgan Stanley is expected to provide input to the DMM...pre-listing selling and buying interest in our Class A common stock that it becomes aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders...),” is consistent with the representations/conditions set forth in the Spotify Letter.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company, the financial advisor, the Registered Stockholders, and any affiliated persons each intend to rely on and will conduct their activities in connection with the proposed direct listing within the scope of, and in accordance with the representations and terms set forth in, the Spotify Letter.

Pursuant to the Spotify Letter, the Company will not coordinate, solicit or facilitate (other than by filing and maintaining the effectiveness of the Registration Statement and arranging for the Listing of the Company’s Class A common stock on the NYSE) any resale of shares by the Registered Stockholders. The Company respectfully advises the Staff that the statement on page 66 of the Registration Statement that “. . . we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market” is applicable only to the Company and is in accordance with the representations and terms set forth in the Spotify Letter.

Moreover, the financial advisor will not (i) conduct any price discovery activities on the Company’s behalf, or share any such information provided by such potential investors and holders of the Company’s Class A common stock with the Company or (iii) effect any buy or sell orders for trading on the NYSE prior to the listing date. The Company does not believe the Spotify Letter prohibits the financial advisor, which has been designated to interact with the DMM, from consulting with potential investors and holders of the Company’s capital stock to obtain information regarding pre-listing buying and selling interest in order to support a more robust price discovery process by the DMM and, indeed, believes these activities are critical to the role of the financial advisor as contemplated by NYSE Rule 104(a)(2), which requires the DMM to “consult with a financial advisor to the issuer of such security in order to effect a fair and orderly opening of such security.” Without such activities, the benefits of the

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August 10, 2020

financial advisor’s discussions with the DMM for the benefit of the DMM would be significantly reduced and the establishment of a fair and orderly opening reference price for the direct listing by the DMM would be severely hampered. Furthermore, the Company respectfully advises the Staff that the financial advisor is part of a larger financial institution that has a separate, full-service brokerage operation, which may, independently and without direction by the Company or the financial advisor acting in that capacity, engage in ordinary secondary market sales and trading activities (some of which sales may be effected pursuant to the Registration Statement once effective and after the Company’s Class A common stock has been listed and begin trading on the NYSE).

30.

Please clarify your disclosure on pages 61 and 168 where you state, “We have engaged Morgan Stanley...as our financial advisor. There will be no book building process...” to state that the financial advisor will not generate and record buying interest at various price ranges prior to the Opening. As the financial advisor will not engage in any “book building,” please also explain the intended scope of such “financial advisor’s consultation(s) with institutional investors,” described on those pages.

Further, we note your statement on page 61 that you plan to hold an investor day. Please provide additional language to clarify whether there will be a single investor day prior to listing, or if there could be follow-up investor days. Moreover, on page 61 you state that you will “engage in certain other investor education meetings.” Please clarify the intended scope of these meetings, including whether they are follow-up meetings to answer any investors’ questions about information provided at main investor day meeting, or something more.

The Company respectfully advises the Staff that as discussed in Comment 29, the Company does not believe the Spotify Letter prohibits the financial advisor, which has been designated to interact with the DMM, from consulting with potential investors and holders of the Company’s capital stock to obtain information regarding pre-listing buying and selling interest in order to support a more robust price discovery process by the DMM and, indeed, believes these activities are critical to the role of the financial advisor as contemplated by NYSE Rule 104(a)(2), which requires the DMM to “consult with a financial advisor to the issuer of such security in order to effect a fair and orderly opening of such security.” Without such activities, the benefits of the financial advisor’s discussions with the DMM for the benefit of the DMM would be significantly reduced and the establishment of a fair and orderly opening reference price for the direct listing by the DMM would be severely hampered.

The Company further advises the Staff that it has added disclosure on page 63 of Amendment No. 2 to clarify that there will be a single investor day and additional investor meetings. In addition, after the Registration Statement is declared effective, the Company is currently considering hosting a publicly accessible conference call to discuss its financial outlook for certain periods and may hold additional meetings with investors. The Company will cease all marketing and investor education activities and observe a restricted period commencing on the fifth business day prior to the determination by the DMM of the opening trading price of the Company’s Class A common stock on the NYSE.

Securities and Exchange Commission

August 10, 2020

31.

Please consider revising your references on page 167 to “orderly market” to “orderly opening” in light of your intention to engage in a direct listing. Alternatively, please specify which of the NYSE direct listing rules the Company is relying on with respect to its statement that “[t]he DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Class A common stock” as the term “market” could include the “aftermarket” period as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 207 of Amendment No. 2 to reference “orderly opening.”

*****

Securities and Exchange Commission

August 10, 2020

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Alexander C. Karp, Palantir Technologies Inc.

David Glazer, Palantir Technologies Inc.

William Ho, Palantir Technologies Inc.

Matthew Long, Palantir Technologies Inc.

Sean Stenstrom, Palantir Technologies Inc.

Justin Laubach, Palantir Technologies Inc.

Scott Hsu, Palantir Technologies Inc.

Deeptha Mathavan, Palantir Technologies Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP